Exhibit 20  Press release issued November 9, 2010

For Immediate Release	November 9, 2010

BOWL AMERICA SUMMER QUARTER REPORT

Bowl America Incorporated today reported a loss of $.04 per share for its first quarter ended September 26, 2010, compared to a slight profit in last year’s first quarter.  The bowling business is highly seasonal and the summer quarter includes two of the slowest business months of the year.  Concern about the continuing sluggish economy and its impact on their financial future have influenced the public’s recreational spending.  Both open play and league bowling are suffering as a result.

Comprehensive earnings, which adds after-tax appreciation on the Company’s investments in telecommunication stocks and a mutual fund to net earnings, showed a small profit.

This is a 53-week accounting year which should help profits in the fourth quarter.  However Virginia’s recently imposed smoking regulation has negatively affected league participation in the current year at 13 of our centers.

Bowl America has no long-term debt and has substantial cash reserves to provide some  cushion during the downturn.  Tomorrow the Company will pay a regular quarterly dividend of $.155 per share.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE Amex Exchange with the symbol BWLA.  A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.
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BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended
	September 26,	September 27,
	2010	2009
Revenues
Bowling and other	$4,007,330	$4,326,333
Food & mdse sales	1,642,649	1,748,877
	5,649,979	6,075,210

Operating expenses excluding depreciation and amortization	5,678,533	5,730,650
Depreciation and amortization	436,422	458,250
Interest & dividend	144,907	136,129
(Loss) earnings before taxes	(320,069)	22,439
Net (Loss) earnings	$(204,869)	$14,639
Comprehensive earnings	$84,618	$140,008
Weighted average shares outstanding	5,146,971	5,141,077

(LOSS) EARNINGS PER SHARE	(.04)	.00

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	09/26/10	09/27/09
ASSETS

Total current assets including cash and short-term investments of $9,494 & $10,008	$10,944	$11,410
Property and investments	30,261	30,949
TOTAL ASSETS	$41,205	$42,359

LIABILITIES AND STOCKHOLDERS'EQUITY

Total current liabilities	$3,220	$3,140
Other liabilities	2,295	2,297
Stockholders' equity	35,690	36,922
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$41,205	$42,359